UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________
FORM 6-K
_________________________________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025
Commission File
Number: 001-04546
______________________________________________________
 UNILEVER PLC
(Translation of registrant’s name into English)
 _____________________________________________________

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive office)
______________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒            Form 40-F ☐

Unilever PLC
Unilever announces new Chief Financial Officer

Unilever PLC today announces the appointment of Srinivas Phatak as its new Chief Financial Officer ("CFO") after a thorough internal and external search process. Srinivas's appointment as CFO, and to the Board and Unilever Leadership Executive. is effective immediately.

In February 2025, Unilever PLC announced that Srinivas, who was Deputy Chief Financial Officer and Group Controller at the time, would become acting CFO and that a full search would be initiated to appoint a permanent CFO.

Following that process, the Unilever Board is in unanimous agreement that Srinivas is the best candidate for the role, due to the strength of his industry and functional experience and having performed strongly as acting CFO.

Fernando Fernandez, Chief Executive Officer, said: "Srinivas has been a great partner over the last six months as acting CFO and over many years as part of the Unilever leadership team. He brings financial rigour, strategic clarity, and a sharp eye for value creation. His leadership and constructive challenge will be very valuable in driving consistent volume growth, margin expansion, and advancing our growth story. I'm confident that, together with the team, we can build a scalable marketing and sales engine that delivers executional excellence across all channels."

Srinivas is currently Independent Non-Executive Director on the board of Coats Group plc. There are no further details required to be disclosed by UK Listing Rule 6.4.8R.

Details regarding Srinivas's remuneration arrangements are set out below.

This announcement is made in accordance with UK Listing Rule 6.4.6R.

CFO Remuneration

Srinivas will receive annual fixed pay of EUR1.175m, be eligible to receive annual bonus and Performance Share Plan awards, and localisation support, all in line with Unilever's existing remuneration policy. Further information will be provided in the Unilever Directors' Remuneration Report 2025.

This announcement contains inside information. This is a public announcement pursuant to Article 17 Paragraph 1 of the European Market Abuse Regulation (596/2014), including as it forms part of UK law.

-End-

For further information, please contact:

Investor Relations: Investor.Relations@unilever.com
Unilever Press Office: Press-Office.London@unilever.com

Cautionary Statement

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995, of the Unilever Group (the "Group"). All statements other than statements of historical fact are, or may deemed to be, forward-looking statements. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', 'ambition', 'target', 'goal', 'plan', 'potential', 'work towards', 'may', 'milestone', 'objectives', 'outlook', 'probably', 'project', 'risk', 'seek', 'continue', 'projected', 'estimate', 'achieve' or the negative of these terms, and other similar expressions of future performance or results and their negatives, are intended to identify such forward-looking statements. Forward-looking statements can also include, but are not limited to, statements and information regarding the Group's emissions reduction and other sustainability-related targets and other climate and sustainability matters (including actions, potential impacts and risks and opportunities associated therewith). Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Group in connection with this announcement. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements.

Because these forward-looking statements involve known and unknown risks and uncertainties, a number of which may be beyond the Group's control, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Forward-looking statements are not predictions of future events. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements.

The forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam, and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2024. The Annual Report on Form 20-F 2024 is separately filed with the US Securities and Exchange Commission and both the Annual Report on Form 20-F 2024 and the Unilever Annual Report and Accounts 2024 are available on our corporate website: www.unilever.com.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC
/S/ M VARSELLONA

By M VARSELLONA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date 16 September 2025